

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2013

<u>Via E-mail</u>
Alan Milinazzo
Chief Executive Officer
InspireMD, Inc.
4 Menorat Hamaor St.
Tel Aviv, Israel 67448

> **Re:** **InspireMD, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Amended March 22, 2013**
> **File No. 333-184066**

Dear Mr. Milinazzo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1.   We note that you intend to offer an aggregate of $30 million of securities in this offering, with each investor having the option to choose whether to purchase common stock, preferred stock or a combination of common stock and preferred stock. Please provide us with your analysis as to how your proposed offering of common and/or preferred stock to investors is consistent with an underwritten firm commitment offering.

2.   Generally it is inconsistent with Section 5 of the Securities Act to offer securities before they are registered for sale. Please provide us a detailed timeline of your communications with investors regarding the preferred stock and your analysis of how those communications were consistent with Section 5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jay Mumford at (202) 551-3637 or Daniel Morris at 202-551-3314 with any questions.

Sincerely,

/s/ Daniel Morris for

Russell Mancuso
Branch Chief

cc (via e-mail): Rick A. Werner, Esq.